UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

MODERN MINING TECHNOLOGY CORP.
(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1755335
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1500 – 1055 West Georgia Street Vancouver, British Columbia, Canada, V6E 4N7
(Full mailing address of principal executive offices)

984-235-6778
(Issuer’s telephone number, including area code)

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this Semiannual Report on Form 1-SA only, references in this report to “Modern Mining,” the “Company,” “we,” “us,” “our,” and similar references refer to Modern Mining Technology Corp., a corporation formed under the laws of the Province of British Columbia, Canada, and its subsidiaries.

International Financial Reporting Standards

Our financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Our Semiannual period ends on June 30 of each year. Our most recent semiannual period ended on June 30, 2026. See Notes 2 and 3 to our unaudited condensed interim consolidated financial statements for the six months ended June 30, 2026 and 2025, included elsewhere in this Semiannual Report, for a discussion of the basis of presentation, functional currency and summary of updated material accounting policies.

We have made rounding adjustments to some of the figures included in this Semiannual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Special Note Regarding Forward-Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “will,” “plan,” “potential,” “could,” “would,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Post-Qualification Offering Circular Amendment No. 2 to our Offering Statement on Form 1-A qualified on July 31, 2026, as amended or supplemented, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Corporate Overview

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on January 26, 2021.

On August 19, 2021, the Company and Urban Mining International, Inc. (“UMI”) entered into a merger agreement (the “Merger Agreement”), providing for the acquisition of all the issued and outstanding common shares of UMI (the “RTO Transaction”). Pursuant to the Merger Agreement, UMI and Urban Mining Merger Sub, Inc. (a subsidiary of UMI, created for the Transaction) amalgamated and continued under the name of UMI. As a result of the Merger, UMI became a wholly owned subsidiary of MMTC on September 1, 2021. These Consolidated Financial Statements are presented as a continuance of UMI and MMTC as at the Acquisition. Subsequently, UMI changed its name to Modern Mining Technology Corp. as of December 8, 2021.

UMI was incorporated in the State of Delaware, USA on August 8, 2017 for the purpose of refining precious metals from electronic waste. UMI’s principal operating facility is located in Greenville, NC.

Modern Mining is a “landfill-to-commodity” business aiding the transition away from traditional mining to a cleaner, safer and profitable process to mine valuable metals from a vast, growing and largely ignored global resource, electronic waste or E-Waste (or sometimes also referred in the waste industry as “EEE” for Electrical and Electronic Equipment or “WEEE” for Waste Electrical and Electronic Equipment). E-Waste includes all items of electrical and electronic equipment that have been discarded as waste (including a wide range of products; almost any household or business item with circuitry or electrical components). Once concentrated, the resulting material serves as feedstock for the Company’s purification process.

Our U.S. wholly-owned operating subsidiary (formerly, “Urban Mining International Inc.”, and subsequent to the completion of the Merger, “Modern Mining Technology Corp.”) was originally incorporated in August, 2017. Since 2017, management has been focused on research and development activities relating to the feasibility of its business of the treatment of electronic waste and the processes associated therewith. To that end, the Company purchased and installed certain equipment that allowed for the testing of the Company’s E-Waste recovery processes. Such research and development activities resulted in the sale of recovered gold in 2020 in the amount of $23,586.

The Company formerly operated out of a 14,400 square foot facility located at 5905 Triangle Dr., Raleigh, North Carolina, 27617 pursuant to a lease dated July 29, 2020 (the “Former Facility Lease”). On October 22, 2021, the Company, with the consent of the landlord thereunder, surrendered the Former Facility Lease due to the fact that the Company determined it needed a larger facility to accommodate its anticipated growth and scale-up plans. On September 22, 2022, the Company entered into a lease agreement with Grand Ventures, LLC, a North Carolina limited liability company, for the lease of the Company’s North Carolina facility for E-Waste feedstock processing. The lease term is for three years, with a right to extend it for three additional one year terms. Annual rent during the first three lease years is $120,000, payable in monthly installments of $10,000. This is subject to adjustment upon extension of the lease term, which was not adjusted for the first one year extension.

Significant events and transactions during the three and six months ended June 30, 2026

On March 1, 2026, the Company entered into a consulting agreement with Madrina Communications Corp. (“Madrina”) to provide investor relations and advisory services in connection with a planned listing of the Company’s common stock on a U.S. or foreign national securities exchange. The agreement continues until the completion of the listing, unless terminated earlier by either party upon 30 days’ written notice. Upon successful completion of the listing, the Company will pay Madrina a base fee $165,000 for each 30-day period falling within the term (prorated for partial periods), plus $150 per hour for required after-hours services, payable within 30 days of the listing completion. Madrina may also be eligible for a discretionary, merit-based bonus. All fees are expressly contingent upon the completion of the listing; if the Company abandons the listing prior to completion, no fees will be owed other than pre-approved, out-of-pocket expenses. As of June 30, 2026, the Company had accrued consulting fees of $660,000 in connection with the agreement, representing four monthly service periods in accordance with the terms of the agreement.

During the year ended December 31, 2025 and subsequently during the six month period ended June 30, 2026, the Company entered into Simple agreement for future equity (“SAFE”) with various investors. Until conversion, the SAFE do not represent issued equity instruments and do not provide voting or ownership rights. The SAFEs entitle investors to receive common shares upon the occurrence of a qualifying event, such as an initial public offering, at a 25% discount to the offering price. The Company issued an additional $2,816,956 SAFE during the six months ended June 30, 2026.

On April 2, 2026, the Company entered into a twelve-month consulting agreement with Skeleton Crew Labs LLC (“SCL”) for advisory services related to the Company’s Regulation A Tier 2 offering on Form 1-A (the “Offering”). Pursuant to the agreement, the Company agreed to issue 470,000 shares of common stock to SCL as a non-refundable retainer. The shares are fully earned upon issuance and are subject to a six-month contractual hold period following the listing of the Company’s common shares on a national securities exchange in the United States.

On May 11, 2026, the Company entered into Pooling Agreements under which, upon the IPO, “pooled securities,” defined to include all common shares (the “Shares”) held by certain holders of our Shares, all investor rights warrants (the “Investor Rights Warrants”), all convertible debentures (the “Convertible Debentures”), as applicable, and all securities underlying the Investor Rights Warrants and Convertible Debentures held by the participating securityholders are subject to contractual resale restrictions for 180 days. Under the agreements, 45% of the Shares remain restricted during the lock-up period, 25% may be released early if specified share price and trading volume thresholds are achieved, and the remaining 30% may be progressively released in 5% tranches after 30, 60, 90, 120 and 150 days following the IPO, provided additional trading price and volume conditions are satisfied.

Significant events and transactions subsequent to the three and six months ended June 30, 2026

On 2 July 2026, the Company amended the Offering to increase the maximum offering amount from US$30,000,000 to US$39,999,997 through the issuance of up to 9,411,764 common shares at a price of US$4.25 per share. The amendment also increased the maximum number of Agent Warrants issuable to 235,294 and confirmed the Company’s intention to list its common shares on the NYSE American. The Offering remains subject to completion of the listing.

On 6 July 2026, the Company entered into a five-year marketing services agreement with CDMG, Inc. for media procurement, production, printing and mailing services for a one-time fee of US$294,700.

On 9 July 2026, the Company’s Compensation Committee approved consulting and employment arrangements for certain executives and service providers, effective upon completion of the Company’s listing on the NYSE American. The agreements provide for cash compensation, performance-based incentives and the issuance of an aggregate of 3,043,333 equity awards upon completion of the listing. Certain of these arrangements are with entities controlled by key management personnel and constitute related party transactions. As the agreements are contingent upon completion of the listing, no liability has been recognized in the Company’s financial statements for the period ended June 30, 2026.

On 4 September 2026, the Company, Digital Offering and Enterprise Bank & Trust amended the tri-party escrow agreement originally dated November 13, 2025 in connection with the Offering. The amendment updated the agreement to reflect the Company’s jurisdiction of incorporation and offering thresholds consisting of minimum gross proceeds of US$15,000,001 and maximum gross proceeds of US$39,999,997, with all other terms remaining unchanged. Investor funds will be held in a non-interest-bearing escrow account and may be released to the Company only after collected subscriptions equal the minimum offering amount and the required written disbursement instructions are provided. If the offering is terminated, funds held in escrow will be returned to investors without deduction, penalty or expense.

On 8 September 2026, the Company entered into an agency agreement with Research Capital Corporation (“RCC”), appointing RCC as the sole and exclusive agent, on a best-efforts basis, for the Canadian portion of the Offering. RCC may sell up to 941,176 Shares at US$4.25 per Share, representing maximum gross proceeds of approximately US$4.0 million, but is not obligated to purchase any unsold Shares. At each closing, the Company will pay RCC a cash commission equal to 7.0% of the gross proceeds raised by RCC and issue non-transferable warrants equal to 2.5% of the Shares sold, exercisable at US$5.3125 per Share until March 19, 2031. The Company is responsible for RCC’s offering expenses whether or not the offering is completed, with RCC’s legal expenses limited to CAD$55,000, excluding disbursements and taxes. Following closing, the Company must also enter into an advisory agreement with RCC providing for a fee of at least US$50,000 and 10,000 Shares, plus applicable taxes.

Operating Segments

The Company operates in one operating segment, namely the refinement of precious metals from E-Waste.

For the three and six months ended June 30, 2026 and 2025, the Company had no revenues due to the Company focusing on revamping its business operations, facility, and financing opportunities. The Company has not generated revenue to date.

The Company has and expects to continue to report negative earnings until the Company’s E-Waste processing program ramps up to full-scale production. The Company will continue to utilize proceeds from financing and equity issuances to fund its business operations and general and administrative operating costs.

Plan of Operations

The continuation of our current plan of operations requires us to raise significant additional capital. If we are successful in raising capital through the sale of our common shares pursuant to the Offering, we believe that the Company will have sufficient cash resources to fund its plan of operations for the next 12 months. If we are unable to do so, we may have to curtail and possibly cease some operations. The Company intends to receive proceeds from the Offering to carry out the following near term and longer-term goals. The approximate timing and costs associated with these target milestones are also summarized below. These target dates and cost estimates may change subject to multiple factors including, but not limited to, the following: (i) the timing of the Offering and quantity of capital raised; (ii) key equipment availability, cost, and delivery timing; (iii) supply chain fluctuations; (iv) availability and access to labor markets (skilled and unskilled); (v) permitting processes; and (vi) availability and costs of E-Waste feedstock supply.

Target Milestone		Target Start Date	Target Completion Date	Cost Estimate
1	Complete the build-out of our commercial scale PCP and APP facilities to be used in our future commercial plant in North Carolina (inclusive of all estimated direct and indirect capital expenditures)	IPO	IPO +6 months	$10.5M
2	Secure high-quality E-Waste feedstock through written supply arrangements to support process development, commissioning, and start-up activities	IPO	IPO +6 months	$0.75M
3	Grow and train our front-line PCP and APP operating teams	IPO	IPO +6 months	$2.25M
4	Complete the commissioning of our facilities, and demonstrate ramp-up to full-scale PCP processing capacity of approximately 20-25 tonnes of E-Waste per day, including re-engineering and debottlenecking as needed	IPO +6 months	IPO +12 months	$1.75M
5	Initiate and seek R2 Standard (as defined herein) certification	IPO +6 months	IPO +18 months	$0.5M
6	Add supplementary E-Waste supply contracts to ensure our PCP facility can be operated at design capacity of approximately 8,000 tonnes per year;	IPO +6 months	IPO +18 months	$0.75M
7	Achieve steady-state commercial production and revenue status	IPO +12 months	IPO +18 months	$0.75M
8	Initiate our R&D program to expand our competitive and environmental advantages	IPO +18 months	—	—
9	Develop facilities expansion and business growth roadmap (additional PCP and APP facilities, domestically/internationally)	IPO +18 months	—	—

Six Months Ended June 30, 2026 and 2025

Results of Operations

The Company remains in the development and pre-commercialization stage and has not yet commenced revenue-generating commercial operations. Any amounts received during the six months ended June 30, 2026 and 2025 related to incidental testing or pilot activities were not considered part of the Company’s ordinary activities and were therefore classified as other income in the financial statements rather than revenue.

During these periods, the Company’s activities were primarily focused on research and development, pilot-scale testing, facility development, process optimization, operational planning and financing initiatives related to its electronic waste processing and precious metal recovery technology.

During the six months period ended June 30, 2026, the Company continued research and development activities that were primarily conducted at its Greenville, North Carolina facility, where management continued pilot-scale process testing and operational development intended to support future commercial operations. Work during the year included process optimization, equipment testing, feedstock evaluation, recovery analysis, process engineering support, and assessment of operational parameters associated with the Company’s planned recycling and recovery operations.

The Company also continued development planning related to a future demonstration and commercial-scale processing facility. As part of these efforts, the Company continued with third-party engineering and technical consultants to assist in evaluating technical feasibility, recycling facility development requirements, process design considerations, expected capital requirements and implementation timelines.

In assessing technical viability, the Company continued its engagement with a third-party metallurgical services firm to perform processing modeling including operational development, process optimization, recovery analysis, process engineering support, and assessment of operational parameters. Further, the Company continued its internal efforts to increase efficiency and throughput in its current demonstration plant including pilot-scale process testing, operational development, process optimization, equipment testing, feedstock evaluation, recovery analysis, and assessment of operational parameters. The Company continued to its development of its recycling facility by engaging a third-party engineering firm to develop a permitting roadmap for the upcoming commercial scale facility. In addition, the Company continued its internal evaluation and search for a prime facility for its upcoming commercial facility. Finally, the Company continued its development of its equipment & engineering, procurement and construction (EPC) proposal for its intended commercial scale facility.

Management believes these activities are important steps toward validating the Company’s technology and advancing toward future commercial operations; however, the Company has not yet commenced revenue-generating operations and there can be no assurance that commercialization efforts will be successful.

The net loss reported during the six months ended June 30, 2026 was $28,172,712 compared to net loss of $741,374 in the prior comparative period. The increase in net loss was primarily a result of the increases in consulting fees, investor relations & transfer agent fees, general & administrative, professional fees, realized and unrealized (gain) loss from foreign exchange, marketing fees, and unrealized loss on warrant liability. The main fluctuations in costs are as follows:

Consulting fees	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$2,442,434	$261,343
Variance	$2,181,091

Consulting fees for the six months ended June 30, 2026 increased by $2,181,091 mainly due to new consulting agreements in relation to corporate development, capital markets strategy and research, business relationships, and capital markets alignment, including the agreement with SCL.

Investor relations and transfer agent	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$1,557,168	$-
Variance	$1,557,168

Investor relations and transfer agent expense for the six months ended June 30, 2026 increased by $1,557,168 mainly due to expanded development activities and new investor relations agreements with Madrina to provide investor relations, marketing, shareholder communications, roadshows, and strategic introduction services for the Company.

General and administration	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$316,818	$24,765
Variance	$292,053

General and administration expense for the six months ended June 30, 2026 increased by $292,053 mainly due to additional office expenses and miscellaneous costs associated to the Regulation A offering and overall listing activities.

Professional fees	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$492,224	$101,436
Variance	$390,788

Professional fees primarily consisted of legal, accounting, audit, regulatory and corporate advisory services. Professional fees for the six months ended June 30, 2026 increased by $390,788 mainly due to additional legal and professional services associated with financing initiatives, regulatory matters, the Company’s proposed Regulation A offering and ongoing corporate development activities.

Realized and unrealized (gain) loss from foreign exchange	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$366,117	$(315,769)
Variance	$681,886

Realized and unrealized (gain) loss from foreign exchange for the six months ended June 30, 2026 decreased by $681,886 primarily due to fluctuations in the CAD/USD exchange rate and the remeasurement of foreign-currency-denominated monetary balances. The US dollar strengthened against the Canadian dollar during the period, which contributed to the foreign exchange loss recognized in the period.

Marketing	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$146,391	$-
Variance	$146,391

Marketing expense for the six months ended June 30, 2026 increased by $146,391 mainly due to investor events held during the period as well as public relations expenditures as the Company prepares for its intended public company listing.

Unrealized gain (loss) on warrant liability	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	$(22,046,834)	$-
Variance	$(22,046,834)

During the six-months ended June 30, 2026, the IPO probability increased from a nominal level at June 30, 2025 due to significant progress in the IPO process by June 30, 2026. As of that date, the Company had engaged a lead selling agent, filed a preliminary offering circular with the Securities and Exchange Commission and British Columbia Securities Commission to issue common shares at $4.25 per share, thus, the Company fair valued the warrant liability based on an estimated IPO share price of $4.25, approximately 75% probability of an IPO, and an expected IPO timing of Q3 2026. The increase in the estimated fair value of the warrant liability was primarily attributable to progress made toward the Company’s proposed Regulation A offering, including engagement of a lead selling agent and filing of offering materials which increased the probability of a future public offering and resulted in a higher estimated fair value of the warrants.

Three Months Ended June 30, 2026 and 2025

Results of Operations

During the three months ended June 30, 2026, the Company recorded a net loss of $5,078,726 compared to $252,405 for the three months ended June 30, 2025. The increase in net loss was primarily a result of the increases in consulting fees, investor relations & transfer agent fees, general & administrative, professional fees, realized and unrealized (gain) loss from foreign exchange, marketing fees, and unrealized loss on warrant liability. The main fluctuations in costs are as follows:

Consulting fees	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025
	$2,252,368	$143,069
Variance	$2,109,299

Consulting fees for the three months ended June 30, 2026 increased by $2,109,299 mainly due to new consulting agreements in relation to corporate development, capital markets strategy and research, business relationships, and capital markets alignment, including the agreement with SCL.

Investor relations and transfer agent	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025
	$1,197,508	$-
Variance	$1,197,508

Investor relations and transfer agent expense for the six months ended June 30, 2026 increased by $1,197,508 mainly due to expanded development activities and new investor relations agreements with Madrina to provide investor relations, marketing, shareholder communications, roadshows, and strategic introduction services for the Company.

General and administration	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025
	$134,014	$9,737
Variance	$124,277

General and administration expense for the three months ended June 30, 2026 increased by $124,277 mainly due to additional office expenses and miscellaneous costs associated to the Regulation A offering and overall listing activities.

Professional fees	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025
	$274,839	$21,603
Variance	$253,236	-

Professional fees primarily consisted of legal, accounting, audit, regulatory and corporate advisory services. Professional fees for the three months ended June 30, 2026 increased by $253,236 mainly due to additional legal and professional services associated with financing initiatives, regulatory matters, the Company’s proposed Regulation A offering and ongoing corporate development activities.

Realized and unrealized (gain) loss from foreign exchange	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025
	$211,134	$(253,910)
Variance	$465,044

Realized and unrealized (gain) loss from foreign exchange for the three months ended June 30, 2026 decreased by $465,044 primarily due to fluctuations in the CAD/USD exchange rate and the remeasurement of foreign-currency-denominated monetary balances. The US dollar strengthened against the Canadian dollar during the period, which contributed to the foreign exchange loss recognized in the period.

Marketing	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025
	$103,009	$-
Variance	$103,009

Marketing expense for the three months ended June 30, 2026 increased by $103,009 mainly due to investor events held during the period as well as public relations expenditures as the Company prepares for its intended public company listing.

Unrealized gain (loss) on warrant liability	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025
	$(514,000)	$-
Variance	$(514,000)

During the three-months ended June 30, 2026, the Company recognized an unrealized loss on the revaluation of its warrant liability. The Company continued to fair value the warrant liability based on an estimated IPO share price of $4.25, an approximately 75% probability of an IPO and the expected timing of the proposed IPO. The increase in the estimated fair value of the warrant liability during the period was primarily attributable to the passage of time and the resulting reduction in the period over which the estimated warrant value was discounted to its present value as the expected IPO date approached. Accordingly, despite no significant change in the estimated probability of the IPO during the quarter, the present value of the warrant liability increased, resulting in an unrealized loss.

Liquidity and Capital Resources

Six Months Ended June 30, 2026 and 2025

The Company approved the entering into one or more SAFE Notes with certain investors for up to $5,000,000. Under the terms of the SAFE Notes, the investors are entitled to receive Common Shares at a 25% discount if there is an IPO. In the event of a liquidity event or dissolution prior to conversion, SAFE Note holders are entitled to receive either (a) a cash payment equal to their original investment amount or (b) the amount payable had the SAFE Notes converted immediately prior to such event, as defined in the SAFE Notes. Until such conversion events occur, the SAFE Notes do not represent equity instruments and do not provide investors with voting rights or ownership interests in the Company. As of the date of this Semiannual Report on Form 1-SA, the Company issued $2,901,956 of SAFE Notes. The SAFE Notes are not repayable in cash and do not bear interest.

The Company has financed its operations from equity and debt advances from its shareholders. The Company has no external credit facilities or bank loans. The continued operations of the Company are dependent upon the ability of the Company to obtain sufficient funding to carry out its business plans, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its assets on an advantageous basis, all of which are uncertain.

The Company has an authorized capital consisting of an unlimited number of Shares of which, as of June 30, 2026, 5,552,200 Shares are issued and outstanding.

Assets and Sources of Liquidity

Cash

As of June 30, 2026, the Company’s cash was $760,530 compared to $313,208 as of December 31, 2025. Cash represents the largest component of our current assets, with smaller amounts recorded as sales tax receivable and prepaid expenses. The increase of $447,322 was primarily due to the receipt of SAFE Notes by the Company in Q1 Fiscal 2026 offset by continued operational expenditures of the Company.

Prepaid expenses

As of June 30, 2026, the Company’s prepaid expenses were $144,704 compared to $46,873 as of December 31, 2025. The increase of $97,831 was due to the Company placing retainers with professional service organizations.

Other Assets

As of June 30, 2026, the Company’s other assets of $50,497 compared to $nil as of December 31, 2025. The increase of $50,497 was due to the purchase of feedstock being held for research and development that will be sold subsequent to processing.

Liabilities and Material Commitments

Convertible debentures and interest payable on convertible debentures

As of June 30, 2026, the Company’s convertible debentures and interest payable on convertible debentures were $3,422,314 and $778,319, respectively, compared to $3,421,526 and $678,629, respectively, as of December 31, 2025. The increase of $788 and $99,690, respectively, was due to a nominal foreign transaction adjustment, and accretion of transaction costs and accumulation of interest during the period.

Simple agreement for future equity

As of June 30, 2026, the Company’s simple agreement for future equity was $2,901,956 compared to $85,000 as of December 31, 2025. The increase of $2,816,956 was due to issuance of SAFE notes during the period.

Accounts payable

As of June 30, 2026, the Company’s accounts payable were $5,710,013 compared to $4,449,133 as of December 31, 2025. The increase of $1,260,880 during the period was due to continued operations and increased expenditures of the Company.

Warrant liability

As of June 30, 2026, the Company’s warrant liability was $58,230,399 compared to $36,183,565 as of December 31, 2025. During the six months ended June 30, 2026, the IPO probability increased compared to December 31, 2025 due to significant progress in the IPO process. During the period, the Company’s offering circular with the Securities and Exchange Commission was qualified, thus, the Company fair valued the warrant liability based on an estimated IPO share price of $4.25, approximately 75% probability of an IPO (increased from approximately 50% as of December 31, 2025), and an expected IPO timing of end of September 2026.

Historical Cash Flow Information

Summary of Quarterly Results

The following tables summarize selected financial data for the Company for each of the most recently completed financial quarter and financial year. The information set forth below should be read in conjunction with the unaudited condensed consolidated interim financial statements and the audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards and Canadian generally accepted accounting principles as applicable.

Six Months Ended / Year Ended	June 30, 2026	December 31, 2025
Total Revenues	$-	$-
Net Loss	$28,172,712	$38,368,833
Loss per Share (Basic and Diluted)	$(5.37)	$(7.58)
Total Assets	$1,113,438	$549,551

Outstanding Shares

As at June 30, 2026, the Company had 5,552,200 Shares issued and outstanding on a non-diluted basis.

As at June 30, 2026, the Company had 11,773,299 warrants that were issued and outstanding. These warrants remained anti-dilutive as at June 30, 2026 and as at the date hereof, and therefore, were not included in the calculation of diluted earnings per share.

As at June 30, 2026, potentially dilutive securities for the diluted earnings per share calculations consist of 1,647,847 contingently issuable shares of convertible debt at an assumed conversion price of $2.55 per Share and 11,773,299 share purchase warrants. When a loss from continuing operations exists, all dilutive securities and potentially dilutive securities are anti-dilutive and are therefore excluded from the computation of diluted earnings per share.

As of the date hereof, the Company has 9,705,696 Investor Rights Warrants issued and outstanding, which will automatically convert to up to 17,679,895 Shares upon the closing of this Offering, subject to the investor rights agreement blocker (the “IRA Blocker”) provisions, as described in the Company’s Offering Circular. Shares issued in exchange for the Investor Rights Warrants are subject to further restrictions such that they will be released from lock-up six (6) months following the closing of the Offering. Up to 55% of such securities may be released early in accordance with the terms of the Pooling Agreement.

On April 7, 2022, the Company issued $3,331,390 principal amount of 5% unsecured convertible debentures in a private placement (the “2022 Debenture Offering”). The Debenture Indenture provides that in the event the Company completes a U.S. listing, such as the Offering, the principal amount of the Debentures plus any accrued unpaid interest will automatically convert into Shares at a conversion price equal to the lessor of (A) a 40% discount to the Offering Price, and (B) $5.00, and shall be subject to a six (6) month hold period from the listing of the Shares on the Canadian Securities Exchange, the TSX Venture Exchange, the Toronto Stock Exchange, the Neo Exchange Inc., the Nasdaq Stock Market or any United States stock exchange.

On June 28, 2024, the Company issued $92,300 principal amount of 5% unsecured convertible debentures (the “2024 Debentures”) in a private placement (the “2024 Debenture Offering”). The 2024 Debentures bear interest at five percent (5%) per annum. The 2024 Debentures are due thirty-six (36) months following their issuance (on June 28, 2027). The 2024 Debenture Indenture executed in relation to the 2024 Debentures also provides that in the event the Company completes a U.S. listing (such as the Offering), the principal amount plus any accrued unpaid interest will automatically convert into Shares at a conversion price equal to the lessor of (A) a 40% discount to the Offering Price, and (B) $5.00. In connection with the 2024 Debenture Offering, the Company paid $2,100 in commissions to an investment dealer/broker.

Financial Position and Liquidity as at June 30, 2026

As at June 30, 2026, the Company’s financial instruments consist of cash, accounts payable, equipment loan, short-term loans, convertible debenture and interest payable on convertible debenture, warrant liability, simple agreement for future equity.

The following discussion relates to the six months ended June 30, 2026 and compares that to the previous period ended June 30, 2025:

As at June 30, 2026, the Company had a working capital deficit of $68,103,897 compared to a working capital deficit of $42,608,671 as at December 31, 2025. We manage our capital resources and adjust them to consider changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital resources, we may, where necessary, control the amount of working capital, pursue financing or manage the timing of our capital expenditures. Our continuing operations are dependent upon our ability to obtain debt or equity financing until such time that we achieve profitable operations. There can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient gross margins to reach profitability.

Cash used in operating activities during the six months ended June 30, 2026 totaled $2,511,193 (June 30, 2025: $210,212). In connection with ongoing activities, operating expenditures are continuing to occur.

Cash used in investing activities during the six months ended June 30, 2026 totaled $34,460 (June 30, 2025: $nil).

Cash raised in financing activities during the six months ended June 30, 2026 totaled $2,756,956 (June 30, 2025: $516,302). The primary sources of liquidity are the funds raised through SAFEs.

Trend Information

Because we are still in the start-up phase of our operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in Semiannual Report on Form 1-SA to not be indicative of future operating results or financial condition.

Going Concern

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company are dependent upon the ability of the Company to obtain sufficient funding to carry out its business plans, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its assets on an advantageous basis, all of which are uncertain.

The Company’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company will need to raise additional capital in the near term to fund its ongoing operations and business activities. There can be no assurance that the Offering will conclude or that other financings will be available on terms acceptable to the Company or at all. As a result of these circumstances, there are material uncertainties that cast substantial doubt as to the appropriateness of the going concern presumption.

The business of environmental recycling and processing involves a high degree of risk, and there can be no assurance that current business development programs will result in profitable operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the statement of financial position that may be necessary if the Company were unable to continue as a going concern, and these adjustments could be material.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Direct Capital Expenditures

Our contractual obligations for ongoing capital expenditures are described below. With the proceeds from the 2022 Debenture Offering, we have entered into a facility lease in Greenville, North Carolina and acquired various pieces of production equipment.

The Company estimates that to equip the facility with the required processing equipment (including laboratory equipment) to run its main US processing operations, will require an initial investment of approximately $6.5-$7.4 million in direct capital. Such equipment includes, but is not limited to, gas scrubbers, conveyor belt systems, sensor based sorters, air compressors, various shredders and sizers, drying units, dissolution and precipitate vessels, various chemical process tanks, induction melting systems, vacuum filtration units, security systems, etc. The Company understands that such capital costs and timelines could change, and as such, it continues to review and update major equipment quotes ahead of any advance procurement strategies.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to pursue the Company’s objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

In the management of capital, the Company includes its cash balances and components of shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue additional shares, issue debt, acquire or adjust the amount of cash and investments.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Financial Instruments and Risk Management

a)	Financial instrument classification and measurement

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. Financial instruments of the Company carried on the Condensed Interim Consolidated Statements of Financial Position are carried at amortized cost, with the exception of warrant liability and simple agreement for future equity, classified and held at fair value through profit or loss.

The Company classifies the fair value of these transactions according to the following hierarchy:

●	Level 1 - quoted prices in active markets for identical financial instruments.

●	Level 2 - quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

●	Level 3 - valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s warrant liability is classified at level 3 with a fair value of $58,230,399 as of June 30, 2026 (December 31, 2025 - $36,183,565). The Company’s simple agreements for future equity liability are classified at level 3 with a fair value of $2,901,956 as of June 30, 2026 (December 31, 2025 $85,000).

b)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of other price risk, currency risk, and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. These market risks are evaluated by monitoring changes in key economic indicators and market information on an on-going basis, adjusting operations and budgets accordingly. The Company is exposed to limited market risk, primarily arising from foreign currency fluctuations and the valuation assumptions used in measuring financial liabilities carried at fair value. Management monitors these exposures on an ongoing basis and has not entered into derivative contracts to hedge such risks.

c)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash. The Company’s cash is held with major banks in Canada and the United States. Accordingly, the Company is not exposed to significant credit risk.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. In the management of liquidity risk, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The Company is dependent on external financing and will be required to raise additional capital in the future to fund its operations (Note 1).

As at June 30, 2026, the Company had a cash balance of $760,530 (December 31, 2025 - $313,208) to settle current liabilities of $69,134,345 (December 31, 2025 - $43,044,024). So far, the Company is not profitable and has had to rely on the issuance of equity securities for cash, primarily through private placements and from related and other parties. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt financing.

e)	Inflation Risk

We do not believe that inflation had a significant impact on our results of operations for any period presented in our financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.

f)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to cash flow interest rate risk on the variable rate of interest earned on its cash. The cash flow interest rate risk on cash is insignificant since deposits are short term in nature. The Company does not hold any other financial assets or liabilities with variable interest rates that will have significant impact arising from interest rate risk. The fair value interest rate risk on the Company’s other assets and liabilities are deemed to be insignificant.

The Company has not entered into any derivative instruments to manage interest rate fluctuations, thus, the Company is not subject to interest rate risk.

g)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company’s certain operating expenses and acquisition costs are denominated in US$ and incurred by MMTC Delaware, and a large portion of the expenses of the Company are in Canadian dollars. The Company’s corporate office is based in Canada, and the exposure to exchange rate fluctuations arises mainly on foreign currencies, which are the US$.

The Company is exposed to foreign exchange risk. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure, and if rates continue to fall, management will look at entering into derivative contracts. Should the US dollar and Canadian dollar exchange rate have changed by 5% at the period end, the impact to profit or loss would be +/- $108,942.

The Company’s monetary assets and liabilities denominated in Canadian dollars are shown here in US$:

Rounded (‘000)	June 30, 2026	Dec. 31, 2025
Cash	$7,200	$66,000
Accounts payable	$1,534,000	$1,248,000

Related Party Transactions and Obligations

The Company compensates certain of its key management personnel to operate its business in the normal course. Key management includes the Company’s executive officers and members of its Board of Directors. Transactions and balances with key management personnel and related parties not disclosed elsewhere in the Financial Statements are as follows:

Related Party Disclosure Principal Position	Period(i)	Director & Officer Fees	Accounts Payable
Chairman	2026	$31,250	$273,105
	2025	$31,250	$243,745
Directors	2026	$82,500	$727,402
	2025	$82,500	$643,011
CEO & Director	2026	$90,000	$746,411
	2025	$90,000	$652,296
Former CFO	2026	$25,500	$4,460
	2025	$25,500	$71,400
Former CFO	2026	$-	$67,795
	2025	$-	$68,948
Consultant	2026	$186,000	$466,341
	2025	$66,000	$422,178
Total	2026	$415,250	$2,285,514
	2025	$295,250	$2,101,578

(i)	Related party expenses are for the periods ended June 30, 2026 and June 30, 2025, whereas related party balances are as at June 30, 2026 and December 31, 2025.

These transactions were in the normal course of operations, which is the amount of consideration established and agreed to by the related parties.

The Chairman holds 117,645 Investor Rights Warrants and 445,873 performance warrants; the CEO holds 676,458 Investor Rights Warrants and 441,168 performance warrants; and the other directors collectively hold 485,285 Investor Rights Warrants, 674,692 performance warrants, and $10,000 of convertible debentures.

There is an investor and consultant who is considered as a related party to the Company due to his significant voting rights through his common share ownership, Investor Right Warrants ownership and the short-term loans outstanding. These facts resulted in the investor and consultant having significant influence over the Company. As at June 30, 2026, the Company had a total of $864,902 of short-term loans (inclusive of interest payable) (December 31, 2025 - $854,518) balance owing to this investor and consultant. The terms of the short-term loans are payable on demand and bear interest at 8% per annum, compounded annually. As at June 30, 2026 and December 31, 2025, this investor and consultant owned a total of 3,260,237 of Investor Rights Warrants of the Company. For the six months ended June 30, 2026, the Company incurred fees to this investor and consultant of $186,000 (June 30, 2025 – $66,000) that are recorded in investor relations & transfer agent fees (June 30, 2026 – $66,000; June 30, 2025 – $66,000) and general & administrative fees (June 30, 2026 – $120,000; June 30, 2025 – $nil) , respectively on the statement of loss and comprehensive loss. For the three months ended June 30, 2026, the Company incurred fees to this investor and consultant of $93,000 (June 30, 2025 – $33,000) that are recorded in investor relations & transfer agent fees (June 30, 2026 – $33,000; June 30, 2025 – $33,000) and general & administrative fees (June 30, 2026 – $60,000; June 30, 2025 – $nil), respectively on the statement of loss and comprehensive loss.

There are investors who are considered related parties to the Company due to their collective ownership of Investor Rights Warrants, common shares, and outstanding short-term loans. These factors result in these individuals having significant influence over the Company. As at June 30, 2026, the Company had a total of CAD$1,329,045 of short-term loans (inclusive of interest payable) (December 31, 2025 – CAD$1,248,048) outstanding to these individuals. The terms of the short-term loans are payable on demand and bear interest at 8% per annum, compounded annually. As at June 30, 2026 and December 31, 2025, these individuals held a total of 2,712,694 Investor Rights Warrants of the Company.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to pursue the Company’s objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

In the management of capital, the Company includes its components of equity (deficit). The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or adjust the amount of cash.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company’s capital is not subject to any externally imposed capital requirements.

Critical Accounting Estimates

The preparation of the Company’s Consolidated Financial Statements requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.

The accounting estimates and assumptions discussed in this section are those that the Company considers to be the most critical in the preparation of the Consolidated Financial Statements. An accounting estimate or assumption is considered critical if both

a)	the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and

b)	the impact within a reasonable range of outcomes of the estimate and assumption is material to the financial condition.

The Company measurement of the warrant liability is considered to be a critical accounting estimate. Estimating fair value for warrants requires determining the most appropriate valuation model. Significant estimates include estimating the fair value of the Company’s common shares, probability of an initial public offering, and timing of an initial public offering.

New Accounting Pronouncements

The following amendments to standards and interpretations became effective for the annual periods beginning on or after January 1, 2026. The application of these amendments and interpretations had no significant impact on the Company’s interim consolidated financial position or results of operations. The IASB and the IFRIC have issued the following new and revised standards and interpretations that are not yet effective for the relevant reporting periods and the Company has not early adopted these standards, amendments and interpretations. However, the Company is currently assessing what impact the application of these standards or amendments will have on the interim consolidated financial statements of the Company. The Company intends to adopt these standards, if applicable, when the standards become effective:

●	Effective January 1, 2027, the Company will adopt IFRS 18, Presentation and Disclosure in Financial Statements. The new standards replace IAS 1, Presentation of Financial Statements, and for all entities will:

○	Introduce a new defined structure for the statement of profit and loss and require the classification of income and expenses in that statement into one of five categories: operating; investing; financing; income taxes; and discontinued operations. IFRS 18 introduces definitions of these categories for purposes of the statement of profit and loss. Specific categorization requirements will apply to entities whose ‘main business activity’ is to provide financing to customers or to invest in specified assets. Entities will also be required to present new subtotals for ‘operating profit or loss’ and ‘profit or loss before financing and income taxes;

○	Require disclosure of ‘management-defined performance measures’ (MPMs) in a single note to the financial statements. MPMs are subtotals of income and expenses that an entity uses in public communications outside of its financial statements, to communicate management’s view of an aspect of the financial performance of the entity as a whole to users. Entities must disclose a reconciliation between the measure and the most directly comparable total or subtotal specifically required to be disclosed by IFRS Accounting Standards or subtotal listed in IFRS 18;

○	Enhance guidance about how to group information within the financial statements; and

○	For the statement of cash flows, require that ‘operating profit or loss’ be used as the starting point for determining cash flows from operating activities under the indirect method, and remove the optionality around classification of cash flows from interests and dividends.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including for interim financial statements. Earlier application is permitted. The new standards are to be applied retrospectively, and, in the period of adoption, a reconciliation is required between how the statement of profit or loss was presented in the comparative period under IAS 1 and how it is presented in the current period under IFRS 18.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As an issuer with less than $1.235 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing and effectiveness of a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our members on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that the Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenues, have more than $700 million in market value of our common shares held by non-affiliates, or issue more than $1.07 billion in principal amount of non-convertible debt over a three-year period.

In addition, upon the consummation of the Offering, we will report in accordance with the rules and regulations applicable to a “foreign private issuer.” As a foreign private issuer, we will take advantage of certain provisions under the rules that allow us to follow the applicable laws of the Province of British Columbia for certain corporate governance matters. Even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

As a foreign private issuer, we will have four months after the end of each fiscal year to file our annual report on Form 20-F with the SEC. In addition, as a result of the Holding Foreign Insiders Accountable Act (the “HFIAA”) our executive officers and directors will be required to report transactions in our equity securities in accordance with section 16(a) of the Exchange Act upon our class of common shares becoming registered pursuant to section 12 of the Exchange Act, however, on March 5, 2026, the SEC issued an order exempting directors and officers of a Canadian issuer that is a foreign private issuer, which is subject to Canada’s National Instrument 55-104 – Insider Reporting Requirements and Exemptions and National Instrument 55-102 – System for Electronic Disclosure by Insiders, from having to report under section 16(a) of the Exchange Act if the directors or officers are (i) required to report transactions in the issuer’s securities pursuant to such securities laws, and (ii) any report filed pursuant to such securities laws must be made publicly available in English within two business days of public posting. Also, our executive officers and directors will continue to be exempt from the short-swing profit liability provisions contained in section 16(b) of the Exchange Act.

Foreign private issuers, like emerging growth companies, are exempt from certain more stringent executive compensation disclosure rules. As such, even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not foreign private issuers.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

(i)	the majority of our executive officers or directors are U.S. citizens or residents;

(ii)	more than 50% of our assets are located in the United States; or

(iii)	our business is administered principally in the United States.

Item 2. Other Information

We have no information to disclose that was required to be in a Current Report on Form 1-U during the semiannual period covered by this Special Report on Form 1-SA, but was not reported.

Item 3. Financial Statements

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR MODERN MINING TECHNOLOGY CORP.

Modern Mining Technology Corp.

Interim Condensed Consolidated Financial Statements (Unaudited)

For the Six Months Ended 30 June 2026 and 2025

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Modern Mining Technology Corp. (Unaudited) Amounts expressed in United States dollars except share and per share amounts

Unaudited Condensed Interim Consolidated Statements of Financial Position

	Note	As at 30 June 2026	As at 31 December 2025
Assets
Current Assets
Cash		$760,530	$313,208
Sales tax receivable		47,414	47,969
Other asset		50,497	-
Prepaid expenses		144,704	46,873
Security deposit		27,303	27,303
		$1,030,448	$435,353
Non-Current Assets
Property and equipment, net	(7)	54,571	28,917
Leasehold improvements, net		-	23
Right-of-use assets, net	(10)	28,419	85,258
Total Assets		$1,113,438	$549,551
Liabilities
Current Liabilities
Accounts payable	(15)	$5,710,013	$4,449,133
Short-term loans	(8)	2,001,273	1,978,809
Equipment loan		61,000	61,000
Lease liability – current	(10)	29,704	86,517
Warrant liability	(12)	58,230,399	36,183,565
Simple agreement for future equity	(13)	2,901,956	85,000
Contract liability		200,000	200,000
		69,134,345	43,044,024
Non-Current Liabilities
Convertible debenture	(11)	3,422,314	3,421,526
Interest payable on convertible debenture	(11)	778,319	678,629
Total Liabilities		$73,334,978	$47,144,179
Deficit
Share capital	(14)	4,819,811	2,822,311
Contributed surplus – warrants		127,300	127,300
Accumulated other comprehensive income (“AOCI”)		842,431	294,131
Accumulated deficit		(78,011,082)	(49,838,370)
		(72,221,540)	(46,594,628)
Total Liabilities and Deficit		$1,113,438	$549,551

Nature of operations and going concern	(1)	Commitments	(18)
		Subsequent events	(19)

The Interim Consolidated Financial Statements were approved by the Board of Directors and were signed on its behalf by:

“Signed”	“Signed”
Sean Bromley, Director	Mark Zorko, Director

-- The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements --

Modern Mining Technology Corp. (Unaudited) Amounts expressed in United States dollars except share and per share amounts

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

	Note	6 Months Ended 30 June 2026	6 Months Ended 30 June 2025	3 Months Ended 30 June 2026	3 Months Ended 30 June 2025

Expenses
Consulting fees	(14)	$2,442,434	$261,343	$2,252,368	$143,069
Investor relations and transfer agent	(15)	1,557,168	-	1,197,508	-
General and administration	(15)	316,818	24,765	134,014	9,737
Professional fees		492,224	101,436	274,839	21,603
Realized and unrealized (gain) loss from foreign exchange		366,117	(315,769)	211,134	(253,910)
Management and director fees	(15)	227,527	225,339	111,902	110,323
Employee costs		146,360	139,833	70,818	70,021
Marketing		146,391	-	103,009	-
Insurance		85,239	44,645	59,261	17,943
Depreciation expense	(7) (10)	65,666	82,942	33,448	41,495
Travel and entertainment		59,937	92	23,198	-
Research and development		14,526	3,934	2,935	2,374
		(5,920,407)	(568,560)	(4,474,434)	(162,655)

Other Income (Expense)
Other income (expense)		(22,431)	546	(7,139)	(4,955)
Interest and accretion expense	(8)(10)(11)	(183,040)	(173,360)	(83,153)	(84,795)
Unrealized loss on warrant liability	(12)	(22,046,834)	-	(514,000)	-
Net loss for the period		$(28,172,712)	$(741,374)	$(5,078,726)	$(252,405)
Foreign currency translation adjustment		548,300	(454,898)	352,136	(465,826)
Comprehensive loss for the period		(27,624,412)	(1,196,272)	(4,726,590)	(718,231)
Basic and diluted loss per share		$(5.37)	$(0.15)	$(0.94)	$(0.05)
Weighted average shares outstanding		5,245,791	5,038,522	5,407,585	5,038,522

-- The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements --

Modern Mining Technology Corp. (Unaudited) Amounts expressed in United States dollars except share and per share amounts

Unaudited Condensed Interim Consolidated Statements of Changes in Deficit

	Common Stock*	Share Capital	Contributed Surplus	AOCI	Accumulated Deficit	Total Deficit
Balance as at 01 January 2025	5,035,142	$2,822,311	$127,300	$717,339	$(11,469,537)	$(7,802,587)
Share issuances	47,058	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	(454,898)	-	(454,898)
Net loss for the period	-	-	-	-	(741,374)	(741,374)
Balance as at 30 June 2025	5,082,200	$2,822,311	$127,300	$262,441	$(12,210,911)	$(8,998,859)
Balance as at 01 January 2026	5,082,200	2,822,311	127,300	294,131	(49,838,370)	(46,594,628)
Share issuances	470,000	1,997,500	-	-	-	1,997,500
Foreign currency translation adjustment	-	-	-	548,300	-	548,300
Net loss for the period	-	-	-	-	(28,172,712)	(28,172,712)
Balance as at 30 JUNE 2026	5,552,200	$4,819,811	$127,300	$842,431	$(78,011,082)	$(72,221,540)

*	On September 3, 2025, the Company effected a 2.3529-for-1 forward share split of its issued and outstanding common shares. Accordingly, each outstanding share was subdivided into 2.3529 common shares. All figures and comparative figures reflected these changes retroactively.

-- The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements --

Modern Mining Technology Corp. (Unaudited) Amounts expressed in United States dollars except share and per share amounts

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		6 Months Ended 30 June 2026	6 Months Ended 30 June 2025
Operative Activities
Net Loss for the period		$(28,172,712)	$(741,374)
Items not Affecting Cash
Depreciation of right-of-use asset	(10)	56,839	51,252
Depreciation expense	(7)	8,829	31,690
Interest expense on convertible debentures	(11)	117,929	118,281
Interest on lease liability	(10)	3,187	3,187
Share based payment	(14)	1,997,500	-
Interest on short-term loan	(8)	80,163	51,892
Unrealized loss on warrant liability		22,046,834	-
Unrealized foreign exchange (gains) losses		350,238	(315,769)
		(3,511,193)	(800,841)
Net Change in Working Capital
Sales tax receivable		555	(19,239)
Prepaid expenses		(93,613)	10,870
Other assets		(50,497)	-
Accounts payable		1,142,755	598,998
Cash Used in Operating Activities		(2,511,993)	(210,212)
Investing Activities
Purchase of property, plant and equipment	(7)	(34,460)	-
Cash Used in Investing Activities		(34,460)	-
Financing Activities
Short-term loans received	(10)	-	376,302
Proceeds from issuance of SAFE	(13)	2,816,956	200,000
Lease payments	(10)	(60,000)	(60,000)
Cash Provided by Financing Activities		2,756,956	516,302
Net effect of translation on foreign currency		236,819	(83,982)
Net Increase in cash		447,322	222,108
Cash – Beginning of Period		313,208	101,829
Cash – End of Period		$760,530	$323,937

Supplemental cash flow information:

	6 Months Ended 30 June 2026	6 Months Ended 30 June 2025
Cash interest paid	$-	$-
Income taxes paid	$-	$-

-- The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements --

Modern Mining Technology Corp.

For The Six Months Ended 30 June 2025 and 2024

Amounts expressed in United States dollars

except share and per share amounts

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

1)	Nature of operations and going concern

Modern Mining Technology Corp. (the “Company” or “MMTC”) was incorporated under British Columbia Business Corporations Act on 26 January 2021. The Company’s registered office is held at 1500 – 1055 West Georgia Street, Royal Centre, PO Box 11, Vancouver, BC V6E 4N7, Canada.

On 19 August 2021, the Company and Urban Mining International, Inc. (“UMI”) entered into a merger agreement (the “Merger Agreement”), providing for the acquisition of all the issued and outstanding common shares of UMI by the Company. Pursuant to the Merger Agreement, UMI and Urban Mining Merger Sub, Inc. (a subsidiary of UMI, created for the transaction) amalgamated and continued under the name of UMI. As a result of the Merger Transaction, UMI became a wholly owned subsidiary of MMTC on 1 September 2021. Subsequently, UMI changed its name to Modern Mining Technology Corp. as of 8 December 2021.

UMI was incorporated in the State of Delaware, USA on 8 August 2017 for the purpose of refining precious metals from electronic waste. UMI’s principal operating facility is located in Greenville, NC.

These unaudited interim condensed consolidated financial statements (the “Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions such as the Company has not generated revenue to date and has a net working capital deficiency that cast substantial doubt upon the soundness of this assumption. These Financial Statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Management believes that the Company’s ability to continue as a going concern is dependent on its ability to raise additional capital, including through the completion of its planned IPO, which would provide access to the financing proceeds. Management also intends to commercialize the Company’s product and generate sufficient revenues to achieve profitable operations. There cannot be any assurance that the Company will achieve profitable operations. Furthermore, no assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on the Company’s operations, in the case of debt financing, or cause substantial dilution for the existing shareholders, in case of equity financing. These factors represent material uncertainties that cast substantial doubt about its ability to continue as a going concern.

These Financial Statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and thus be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these Financial Statements. Any such adjustments could be material.

	30 June 2026	31 December 2025
Working capital deficit (current assets minus current liabilities)	$(68,103,897)	$(42,608,671)
Accumulated deficit	$(78,011,082)	$(49,838,370)

2)	Basis of presentation – Statement of Compliance

These Financial Statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”). The term “IFRS” is used throughout these Financial Statements to refer collectively to all standards issued by the IASB, including those originally issued as International Accounting Standards (“IAS”) and those issued as International Financial Reporting Standards. The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value.

3)	Material accounting policy information

The accounting policies and methods of computation followed in preparing these Financial Statements are the same as those followed in preparing the most recent audited annual consolidated financial statements. For a complete summary of significant accounting policies, please refer to the Company’s audited annual consolidated financial statements for the year ended 31 December 2025.

The Financial Statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these Financial Statements should be read together with the annual consolidated financial statements as at and for the year ended 31 December 2025.

4)	Significant accounting judgments and key sources of estimation uncertainty

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the Financial Statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Management must make significant judgments or assessments as to how financial assets and liabilities are categorized. The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the Financial Statements.

a)	Significant accounting estimates:

Significant assumptions about the future that management has made and about other sources of estimation uncertainty at the financial position reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities relate to but are not limited to the following:

Fair value measurement of warrants and stock options

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value for warrants and stock options requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. Significant estimates include estimating the fair value of the Company’s common shares and the volatility of common shares.

b)	Significant accounting judgments:

Significant judgments about the future that management has made and about other sources of judgment uncertainty at the financial position reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities relate to but are not limited to:

●	Functional currency: The determination of the functional currency of the Company as the Canadian dollar and its subsidiary as the US$.

●	Going concern: The Company’s ability to execute its strategy by funding future working capital requirements requires judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, such as expectations of future events that are believed to be reasonable under the circumstances.

5)	New standards, amendments and interpretations not yet adopted

The following amendments to standards and interpretations became effective for the annual periods beginning on or after 1 January 2026. The application of these amendments and interpretations had no significant impact on the Company’s interim consolidated financial position or results of operations. The IASB and the IFRIC have issued the following new and revised standards and interpretations that are not yet effective for the relevant reporting periods, and the Company has not early adopted these standards, amendments and interpretations. However, the Company is currently assessing what impact the application of these standards or amendments will have on the interim consolidated financial statements of the Company. The Company intends to adopt these standards, if applicable, when the standards become effective:

-	Effective 1 January 2027, the Company will adopt IFRS 18, Presentation and Disclosure in Financial Statements. The new standards replace IAS 1, Presentation of Financial Statements, and for all entities will

●	Introduce a new defined structure for the statement of profit and loss and require the classification of income and expenses in that statement into one of five categories: operating; investing; financing; income taxes; and discontinued operations. IFRS 18 introduces definitions of these categories for purposes of the statement of profit and loss. Specific categorization requirements will apply to entities whose ‘main business activity’ is to provide financing to customers or to invest in specified assets. Entities will also be required to present new subtotals for ‘operating profit or loss’ and ‘profit or loss before financing and income taxes;

●	Require disclosure of ‘management-defined performance measures’ (MPMs) in a single note to the financial statements. MPMs are subtotals of income and expenses that an entity uses in public communications outside of its financial statements, to communicate management’s view of an aspect of the financial performance of the entity as a whole to users. Entities must disclose a reconciliation between the measure and the most directly comparable total or subtotal specifically required to be disclosed by IFRS Accounting Standards or subtotal listed in IFRS 18;

●	Enhance guidance about how to group information within the financial statements; and

●	For the statement of cash flows, require that ‘operating profit or loss’ be used as the starting point for determining cash flows from operating activities under the indirect method, and remove the optionality around classification of cash flows from interests and dividends.

IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, including for interim financial statements. Earlier application is permitted. The new standard is to be applied retrospectively, and, in the period of adoption, a reconciliation is required between how the statement of profit or loss was presented in the comparative period under IAS 1 and how it is presented in the current period under IFRS 18.

6)	Financial instruments and risk management

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the method used to measure them. Further quantitative information in respect to these risks is presented throughout the Financial Statements.

Risk management is carried out by the Company’s management team under policies approved by the Board of Directors. The Board of Directors also provided regular guidance for overall risk management.

a)	Financial instrument classification and measurement

Financial instruments of the Company are carried at amortized cost, with the exception of warrant liability and simple agreement for future equity, classified and held at fair value through profit or loss.

The Company classifies the fair value of these transactions according to the following hierarchy:

Level 1 - quoted prices in active markets for identical financial instruments.

Level 2 - quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

Level 3 - valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s warrant liability is classified at level 3 with a fair value of $58,230,399 as of 30 June 2026 (31 December 2025 - $36,183,565). (Note 12).

The Company’s simple agreements for future equity liability are classified at level 3 with a fair value of $2,901,956 as of 30 June 2026 (31 December 2025 - $85,000). (Note 13).

b)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of other price risk, currency risk, and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. These market risks are evaluated by monitoring changes in key economic indicators and market information on an on-going basis, adjusting operations and budgets accordingly. The Company is exposed to limited market risk, primarily arising from foreign currency fluctuations and the valuation assumptions used in measuring financial liabilities carried at fair value. Management monitors these exposures on an ongoing basis and has not entered into derivative contracts to hedge such risks.

c)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash. The Company’s cash is held with major banks in Canada and the United States. Accordingly, the Company is not exposed to significant credit risk.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. In the management of liquidity risk, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The Company is dependent on external financing and will be required to raise additional capital in the future to fund its operations (Note 1).

As at 30 June 2026 the Company had a cash balance of $760,530 (31 December 2025 - $313,208) to settle current liabilities of $69,134,345 (31 December 2025 - $43,044,024). So far, the Company is not profitable and has had to rely on the issuance of equity securities for cash, primarily through private placements and from related and other parties. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt financing.

e)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to cash flow interest rate risk on the variable rate of interest earned on its cash. The cash flow interest rate risk on cash is insignificant since deposits are short term in nature. The Company does not hold any other financial assets or liabilities with variable interest rates that will have significant impact arising from interest rate risk. The fair value interest rate risk on the Company’s other assets and liabilities is deemed to be insignificant.

The Company has not entered into any derivative instruments to manage interest rate fluctuations; thus, the Company is not subject to interest rate risk.

f)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company’s certain operating expenses and acquisition costs are denominated in US$ and incurred by MMTC Delaware, and a large portion of the expenses of the Company are in Canadian dollars. The Company’s corporate office is based in Canada, and the exposure to exchange rate fluctuations arises mainly on foreign currencies, which are the US$.

The Company is exposed to foreign exchange risk. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure, and if rates continue to fall, management will look at entering into derivative contracts. Should the US dollar and Canadian dollar exchange rate have changed by 5% at the period end, the impact to profit or loss would be +/- $108,942

The Company’s monetary assets and liabilities denominated in Canadian dollars are shown here in US$:

Rounded (‘000)	30 June 2026	31 December 2025
Cash	$7,200	$66,000
Accounts payable	$1,534,000	$1,248,000

7)	Property and equipment, net

Property and Equipment	Manufacturing Equipment
Cost
Balance as at 1 January 2025	$533,333
Additions	32,064
Balance as at 31 December 2025	$565,397
Additions	34,460
Balance as at 30 June 2026	$599,857
Accumulated Depreciation
Balance as at 1 January 2025	$509,252
Depreciation for the period	27,228
Balance as at 31 December 2025	536,480
Depreciation for the period	8,806
Balance as at 30 June 2026	$545,286
Carrying Amounts
Balance as at 31 December 2025	$28,917
Balance as at 30 June 2026	$54,571

8)	Short term loans

Short-Term Loans	Principal	Interest	Total
Balance as at 1 January 2025	$953,892	$71,840	$1,025,732
Additions	777,652	127,478	905,130
Foreign translation adjustment	24,795	23,152	47,947
Balance as at 31 December 2025	$1,756,339	$222,470	$1,978,809
Additions	-	80,163	80,163
Foreign translation adjustment	(52,860)	(4,839)	(57,699)
Balance as at 30 June 2026	$1,703,479	$297,794	$2,001,273

9)	Other assets

The Company operates a pilot and demonstration facility primarily for research and development. Sales generated from trial campaigns are not considered ordinary activities under IFRS 15 Revenue from Contracts with Customers.

For the six months ended 30 June 2026, the Company recognized an expense of $22,431 (30 June 2025 – $546 income) within other income, representing proceeds from processed electronic waste feedstock net of purchasing and processing costs.

As at 30 June 2026, the Company recorded other assets of $50,497 (31 December 2025 – nil) related to electronic waste feedstock held for research and development that will be sold subsequent to processing.

10)	Right-of-use assets and lease liability

Lease liability net book value consists of:	30 June 2026	31 December 2025
Current	$29,704	$86,517
Total	$29,704	$86,517

The lease liability consists of the following:

Amount
Balance as at 1 January 2025	$76,517
Interest expense	16,324
Lease payments	(120,000)
Lease addition	113,676
Balance as at 31 December 2025	$86,517

Amount
Balance as at 1 January 2026	$86,517
Interest expense	3,187
Lease payments	(60,000)
Balance as at 30 June 2026	$29,704

Right-of-use assets	Cost	Depreciation	Carrying Amount
Balance as at 1 January 2025	$307,508	$(230,631)	$76,877
Additions	113,677	(105,296)	8,381
Balance as at 31 December 2025	$421,185	$(335,927)	$85,258
Additions	-	(56,839)	(56,839)
Balance as at 30 June 2026	$421,185	$(392,766)	$28,419

11)	Convertible debenture and interest payable

Convertible Debenture	Principal	Interest	Total
Balance as at 1 January 2025	$3,403,862	$458,268	$3,862,130
Accretion expense	17,664	-	17,664
Interest expense	-	220,361	220,361
Balance as at 31 December 2025	$3,421,526	$678,629	$4,100,155
Interest expense	-	117,929	117,929
Foreign translation adjustment	788	(18,239)	(17,451)
Balance as at 30 June 2026	$3,422,314	$778,319	$4,200,633

Non-current – 31 December 2025	$3,421,526	$678,629	$4,100,155
Non-current – 30 June 2026	$3,422,314	$778,319	$4,200,633

12)	Warrant liability

On 7 August 2021, the Company issued 9,705,696 warrants to investors in a private placement for consideration of gross proceeds of C$173,250 ($137,365), each warrant allowing the holder to purchase one common share at a price of $0.34 (CAD$0.425) (the “Investor Rights Warrants” or “IRW”) for a period of three-periods from the date the Company completed an initial public offering (“IPO”). On 26 May 2023, the Company modified the terms of the Investor Rights Warrants, allowing them to automatically convert into common shares upon the closing of an IPO on a cashless basis and based on the IPO share price.

On 6 July 2024, the Board of the Company approved further modification, in the event that the Company either (a) completes a financing or series of financings or enters into a royalty streaming agreement to raise aggregate gross proceeds of not less than US$5,000,000 at any time between May 1, 2024 and IPO, or (b) completes an IPO where the market value of the Company is not less than US$100,000,000, then in lieu of each common share the subscriber would have otherwise received, the subscriber shall receive a unit (a “Unit”) consisting of one common share and one additional warrant (an “Underlying Warrant”) to purchase one additional common share (an “Underlying Share”) at a price of $0.085 per share which automatically converts on a cashless basis at the time of IPO.

As at 30 June 2026, the fair value of the warrant liability has been determined to be $58,230,399 (31 December 2025 - $36,183,565). The Company recognized a total of $22,046,834 fair value loss on the valuation of warrant liability for the six months period ended 30 June 2026 (30 June 2025 – $nil) and the loss has been included in the interim consolidated statements of loss and comprehensive loss.

The warrants were classified as a Level 3 financial instrument. Their fair value was based on an estimated IPO share price of $4.25 (31, December 2025 - $4.25), approximately 75% probability (31, December 2025 – 50%) of an IPO, and an expected IPO timing of end of September 2026. The IPO probability increased from 31 December 2025 due to continued progress in the IPO process. As of 30 June 2026, the Company had engaged a lead selling agent, made progress on its Regulation A offering, filed a preliminary offering circular with the Securities and Exchange Commission to issue common shares at $4.25 per share. The warrant liability was discounted from the expected timing of the IPO to 30 June 2026 using a risk-free interest rate of 3.83% (31 December 2025 – 3.48%).

Warrant Liability	30 June 2026	31 December 2025
Balance – Beginning of Period	$36,183,565	$-
Unrealized loss on the warrant liability	22,046,834	36,183,565
Balance – End of Period	$58,230,399	$36,183,565

13)	Simple agreement for future equity (“SAFE”)

During the year ended 31 December 2025, the Company entered SAFEs with various investors for gross proceeds of $85,000. Until conversion, the SAFEs do not represent issued equity instruments and do not provide voting or ownership rights. The Company issued an additional $2,816,956 SAFE during the 6 months ended 30 June 2026.

The SAFEs entitle investors to receive common shares upon the occurrence of a qualifying event, such as an initial public offering, at a 25% discount to the future offering price. The number of shares to be issued is variable as it depends on the future share price at the time of conversion. The agreements also include provisions for cash settlement in the event of a liquidity or dissolution event.

The SAFE issuances were all with consistent pricing and terms in effect the 6 months ended 30 June 2026; accordingly, no fair value changes were recognized as at 30 June 2026.

The SAFE liability of $2,901,956 (31 December 2025 $85,000) is classified as a current liability as at 30 June 2026. During the period ended 30 June 2026, the Company incurred total expenditures of $47,915 related to SAFEs, which were recorded within general and administration expenses.

Safe Liability	30 June 2026	31 December 2025
Balance – Beginning of Year	$85,000	$-
Issuance of new SAFE	2,816,956	85,000
Balance – End of Period	$2,901,956	$85,000

14)	Share capital

a.	Authorized:

As at 30 June 2026, 11,764,500 common shares were authorized (31 December 2025 – 11,764,500).

No preferred shares were authorized as at 30 June 2026 and 31 December 2025.

b.	Issued or allotted and fully paid:

470,000 shares were issued during the period ended 30 June 2026 as the Company entered into a twelve-month consulting agreement with Skeleton Crew Labs LLC (“SCL”) for advisory services related to the Company’s Form 1-A offering. Pursuant to the agreement, the Company issued 470,000 shares of common stock to SCL as a non-refundable retainer. The shares were valued based on an estimated IPO share price of $4.25 per share, resulting in a fair value of $1,997,500 on initial recognition recorded within the consulting fees as share based payment. The shares are subject to a six-month contractual hold period following the listing of the Company’s common shares on a national securities exchange in the United States.

As at 30 June 2026, the Company had 11,773,299 (31 December 2025 -12,596,814) warrants that were issued and outstanding (inclusive of the warrant classified as derivative financial liabilities). These warrants remained anti-dilutive as at 30 June 2026 and 31 December 2025, and therefore, were not included in the calculation of diluted loss per share.

Warrants

Warrant transactions for the years ended 30 June 2026 and 31 December 2025 are summarized as follows:

Warrant Activity	30 June 2026	Weighted Average Exercise Price	31 December 2025	Weighted Average Exercise Price
Balance – Beginning of period	12,596,814	$0.35	12,646,812	$0.35
Forfeited	(823,515)	-	(49,998)	-
Balance – End of period	11,773,299	$0.35	12,596,814	$0.35

The number of warrants outstanding as at 30 June 2026 and 31 December 2025 are as follows:

Issuance Date	Expiry Date		Exercise Price	30 June 2026	31 December 2025
7 August 2021	3 years post IPO	CAD$	0.43	9,705,696	9,705,696
30 August 2021	3 years post IPO		$0.09	2,067,603	2,891,118
				11,773,299	12,596,814

As at 30 June 2026, 2,067,603 performance warrants (“Performance Warrants”) remained issued and outstanding (31 December 2025 – 2,891,118). Out of the 2,067,603 Performance Warrants, 805,865 warrants are exercisable upon the Company achieving at least $10,000,000 in gross sales; 1,261,738 warrants are exercisable upon the Company achieving at least $20,000,000 in gross sales.

15)	Related party transactions and obligations

The Company compensates certain of its key management personnel to operate its business in the normal course. Key management includes the Company’s executive officers and members of its Board of Directors. Transactions and balances with key management personnel and related parties not disclosed elsewhere in the Financial Statements are as follows:

Related Party Disclosure Principal Position	Period(i)	Director & Officer & Other Fees	Accounts Payable
Chairman	2026	$31,250	$273,105
	2025	$31,250	$243,745
Directors	2026	$82,500	$727,402
	2025	$82,500	$643,011
CEO & Director	2026	$90,000	$746,411
	2025	$90,000	$652,296
Former CFO	2026	$25,500	$4,460
	2025	$25,500	$71,400
Former CFO	2026	$-	$67,79
	2025	$-	$68,948
Consultant	2026	$186,000	$466,341
	2025	$66,000	$422,178
Total	2026	$415,250	$2,285,514
	2025	$295,250	$2,101,578

i)	Related party expenses are for the six months ended 30 June 2026 and 30 June 2025, whereas related party balances are as at 30 June 2026 and 31 December 2025.

These transactions were in the normal course of operations, which is the amount of consideration established and agreed to by the related parties.

The Chairman holds 117,645 IRWs and 445,873 performance warrants; the CEO holds 676,458 IRWs and 441,168 performance warrants; and the other directors collectively hold 485,285 IRWs, 674,692 performance warrants, and $10,000 of convertible debentures.

There is an investor and consultant who is considered as a related party to the Company due to his significant voting rights through his common share ownership, Investor Right Warrants ownership, the short-term loans outstanding. These facts resulted in the investor and consultant having significant influence over the Company. As at 30 June 2026, the Company had a total of $864,902 of short-term loans (inclusive of interest payable) (31 December 2025 - $854,518) balance owing to this investor and consultant. The terms of the short-term loans are payable on demand and bear interest at 8% per annum, compounded annually. As at 30 June 2026 and 31 December 2025, this investor and consultant owned a total of 3,260,237 of IRW of the Company. The Company incurred consulting fees and office subleasing fees to this investor and consultant for the six months ended 30 June 2026 $186,000, that are recorded in investor relations and transfer agent ($66,000) and general and administrative expenses ($120,000) respectively on the statements of loss and comprehensive loss (30 June 2025 - $66,000 in investor relations and transfer agent).

There are investors who are considered related parties to the Company due to their collective ownership of IRW, common shares, and outstanding short-term loans. These factors result in these individuals having significant influence over the Company. As at 30 June 2026, the Company had a total of CAD $1,329,045 of short-term loans (inclusive of interest payable) (31 December 2025 – CAD $1,248,048) outstanding to these individuals. The terms of the short-term loans are payable on demand and bear interest at 8% per annum, compounded annually. As at 30 June 2026 and 31 December 2025, these individuals held a total of 2,712,694 IRWs of the Company.

16)	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to pursue the Company’s objectives. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

In the management of capital, the Company includes its components of equity (deficit). The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or adjust the amount of cash and investments.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company’s capital is not subject to any externally imposed capital requirements.

17)	Segmented information

The Company has one operating segment, which is the refinement of precious metals from electronic waste in the US. The following table provides segmented disclosure on assets and reviewed by management regularly by geographical location:

	US	Canada	Total
30 June 2026
Cash	$81,876	$678,654	$760,530
Non-current assets	$82,990	$-	$82,990
31 December 2025
Cash	$15,196	$298,012	$313,208
Non-current assets	$114,198	$-	$114,198

18)	Commitments

In February 2022, the Company has entered into the transition agreement with the former CEO & Director, to provide technical advisory services at $14,000 per month payable until eighteen (18) months following the date of completion of the Company’s IPO; and a one-time bonus of $50,000 if the IPO is successful. It was further agreed to repay the short-term loan of $78,050 plus interest within ten (10) days of closing of the offering. In September 2023, the Company agreed to increase the monthly fee to $15,000 per month following the closing of the IPO for twenty-four (24) months and consulting invoices to be paid within seven (7) days of IPO proceeds including interest of 2% compounded monthly. Subsequent to period-end, the former CEO & Director passed away due to an illness. Under the common-law doctrine of frustration, the transition agreement has ceased as performance has become unachievable. Amounts accrued and accruing up to the date of his passing will be paid out in accordance with the transition agreement with all other performance-based compensation nulled.

On 8 September 2025, the Company entered into a posting agreement with Equifund Technologies LLC to provide online offering platform services for its Regulation A capital raise. The agreement includes a $45,000 onboarding fee payable upon the first closing and transaction-based administrative fees thereafter. The agreement is for a term of 12 months and may be terminated by mutual consent

On 1 March 2026, the Company entered into a consulting agreement with Madrina Communications Corp. (“Madrina”) to provide investor relations and advisory services in connection with a planned listing of the Company’s common stock on a U.S. or foreign national securities exchange. The agreement continues until the completion of the listing, unless terminated earlier by either party upon 30 days’ written notice. Upon successful completion of the listing, the Company will pay Madrina a base fee $165,000 for each 30-day period falling within the term (prorated for partial periods), plus $150 per hour for required after-hours services, payable within 30 days of the listing completion. Madrina may also be eligible for a discretionary, merit-based bonus. All fees are expressly contingent upon the completion of the listing; if the Company abandons the listing prior to completion, no fees will be owed other than pre-approved, out-of-pocket expenses. As of 30 June 2026, the Company had accrued consulting fees of $660,000 that are recorded in investor relations and transfer agent in connection with the agreement.

On 19 March 2026, the Company entered into a Selling Agency Agreement with Digital Offering, LLC (“Digital Offering”), pursuant to which Digital Offering agreed to act as the Company’s selling agent, on a best-efforts basis only, in connection with a Regulation A offering of the Company’s common shares. Under the agreement, Digital Offering is not obligated to underwrite or purchase any securities for its own account and may engage other FINRA-member broker-dealers to assist in the offering. The Company agreed to pay Digital Offering a cash commission equal to 7.0% of the gross proceeds received from the sale of the common shares and to issue warrants to purchase a number of common shares equal to 2.5% of the total number of shares sold in the offering, exercisable at 125% of the public offering price commencing on the date of issuance and expiring on the fifth anniversary of the commencement of sales in the offering.

19)	Subsequent events

The Company has evaluated all events occurring through 15 September 2026, the date on which the financial statements were issued, and during which time, nothing has occurred outside the normal course of business operations that would require disclosure except the following:

On 2 July 2026, the Company amended its Regulation A Tier 2 offering to increase the maximum offering amount from US$30,000,000 to US$39,999,997 through the issuance of up to 9,411,764 common shares at a price of US$4.25 per share. The amendment also increased the maximum number of Agent Warrants issuable to 235,294 and confirmed the Company’s intention to list its common shares on the NYSE American. The offering remains subject to completion of the listing and had not closed as of the date these financial statements were authorized for issuance.

On 6 July 2026, the Company entered into a five-year marketing services agreement with CDMG, Inc. for media procurement, production, printing and mailing services for a one-time fee of US$294,700.

On 9 July 2026, the Company’s Compensation Committee approved consulting and employment arrangements for certain executives and service providers, effective upon completion of the Company’s listing on the NYSE American. The agreements provide for cash compensation, performance-based incentives and the issuance of an aggregate of 3,043,333 equity awards upon completion of the listing. Certain of these arrangements are with entities controlled by key management personnel and constitute related party transactions. As the agreements are contingent upon completion of the listing, no liability has been recognized in these Financial Statements.

On September 4, 2026, the Company, Digital Offering, LLC and Enterprise Bank & Trust amended the tri-party escrow agreement originally dated November 13, 2025 in connection with the Company’s Regulation A Tier 2 offering. The amendment updated the agreement to reflect the Company’s jurisdiction of incorporation and offering thresholds consisting of minimum gross proceeds of US$15,000,001 and maximum gross proceeds of US$39,999,997, with all other terms remaining unchanged. Investor funds will be held in a non-interest-bearing escrow account and may be released to the Company only after collected subscriptions equal the minimum offering amount and the required written disbursement instructions are provided. If the offering is terminated, funds held in escrow will be returned to investors without deduction, penalty or expense.

On September 8, 2026, the Company entered into an agency agreement with Research Capital Corporation (“RCC”), appointing RCC as the sole and exclusive agent, on a best-efforts basis, for the Canadian portion of the Company’s Regulation A Tier 2 offering. RCC may sell up to 941,176 common shares at US$4.25 per share, representing maximum gross proceeds of approximately US$4.0 million, but is not obligated to purchase any unsold shares. At each closing, the Company will pay RCC a cash commission equal to 7.0% of the gross proceeds raised by RCC and issue non-transferable warrants equal to 2.5% of the shares sold, exercisable at US$5.3125 per share until March 19, 2031. The Company is responsible for RCC’s offering expenses whether or not the offering is completed, with RCC’s legal expenses limited to CAD$55,000, excluding disbursements and taxes. Following closing, the Company must also enter into an advisory agreement with RCC providing for a fee of at least US$50,000 and 10,000 common shares, plus applicable taxes.

Item 4. Exhibits

Exhibit No.	Description
2.1	Certificate of Incorporation of Modern Mining Technology Corp. (incorporated by reference to Exhibit 2.1 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
2.2	Notice of Articles of Modern Mining Technology Corp. (incorporated by reference to Exhibit 2.2 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
2.3	Articles of Modern Mining Technology Corp. (incorporated by reference to Exhibit 2.3 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
3.1	Form of Selling Agent Warrant (incorporated by reference to Exhibit 3.1 to our Offering Statement on Form 1-A (Amendment No. 2) filed with the SEC on March 2, 2026)
3.2	Indenture between Modern Mining Technology Corp. and Computershare Trust Company of Canada dated April 7, 2022 (incorporated by reference to Exhibit 3.2 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
3.3	Indenture between Modern Mining Technology Corp. and Computershare Trust Company of Canada dated June 28, 2024 (incorporated by reference to Exhibit 3.3 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
3.4	First Supplemental Debenture Indenture between Modern Mining Technology Corp. and Computershare Trust Company of Canada dated March 26, 2025 (incorporated by reference to Exhibit 3.4 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
3.5	Form of Investor Rights Warrant dated August 7, 2021 (incorporated by reference to Exhibit 3.5 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
3.6	Form of Performance Warrant exercisable upon $10,000,000 and $20,000,000 gross sales, respectively, dated August 30, 2021 (incorporated by reference to Exhibit 3.6 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to our Offering Statement on Form 1-A (Amendment No. 2) filed with the SEC on March 2, 2026)
4.2	Form of Subscription Agreement (incorporated by reference to Exhibit 4.2 to our Offering Statement on Form 1-A (Amendment No. 2) filed with the SEC on March 2, 2026)
4.3	Form of Subscription Agreement (incorporated by reference to Exhibit 4.3 to our Offering Statement on Form 1-A (Amendment No. 2) filed with the SEC on March 2, 2026)
6.1§	2022 Equity Incentive Plan dated May 19, 2022 (incorporated by reference to Exhibit 6.1 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on July 10, 2026)
6.2	Form of Indemnity Agreement with directors and executive officers (incorporated by reference to Exhibit 6.2 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.3	Interest Bearing Promissory Note payable by Urban Mining International Inc. to Basil Botha dated July 15, 2021 (incorporated by reference to Exhibit 6.3 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.4	Interest Bearing Promissory Note payable by Urban Mining International Inc. to Basil Botha dated March 29, 2021 (incorporated by reference to Exhibit 6.4 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.5	Interest Bearing Promissory Note payable by Urban Mining International Inc. to Basil Botha dated March 15, 2021 (incorporated by reference to Exhibit 6.5 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.6	Form of Warrant Subscription Agreement in connection with the Modern Mining Technology Corp.’s August 7, 2021 private placement (incorporated by reference to Exhibit 6.6 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.7	Investor Rights Agreement dated July 13, 2022 between Modern Mining Technology Corp. and Kuljit (Jeet) Basi (incorporated by reference to Exhibit 6.7 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.8	Form of Unsecured Convertible Debenture Subscription Agreement dated October 14, 2021 (incorporated by reference to Exhibit 6.8 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.9	Investor Rights Agreement dated August 31, 2022 between Modern Mining Technology Corp. and Kuljit (Jeet) Basi (incorporated by reference to Exhibit 6.9 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)

6.10	Amendment to Investor Rights Agreement dated November 3, 2022 between Modern Mining Technology Corp. and Kuljit (Jeet) Basi (incorporated by reference to Exhibit 6.10 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.11	Transition Agreement, dated February 28, 2022 between Modern Mining Technology Corp. and Basil Botha (incorporated by reference to Exhibit 6.11 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.12	Lease Agreement, dated September 21, 2022, between Modern Mining Technology Corp. and Grand Ventures, LLC (incorporated by reference to Exhibit 6.12 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.13	Lease Extension Agreement, dated September 15, 2025, between Modern Mining Technology Corp. and Grand Ventures, LLC (incorporated by reference to Exhibit 6.13 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.14	Form of Consent to Automatic Exercise of Warrant (incorporated by reference to Exhibit 6.14 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.15	Amending Agreement, dated June 30, 2023 between Modern Mining Technology Corp. and Basil Botha (incorporated by reference to Exhibit 6.15 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.16	Form of Interest Bearing Promissory Note Payable by the Company to Blue Bird and Balvinder Parhar dated August – September 2025 (incorporated by reference to Exhibit 6.16 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.17	Form of Warrant Certificate (US$0.80 Warrants) (incorporated by reference to Exhibit 6.17 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.18 Ω	Investment Agreement dated June 18, 2025 by and between Modern Mining Technology Corp. and OR Royalties Inc. (incorporated by reference to Exhibit 6.18 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.19	Form of Subscription Agreement by and between Modern Mining Technology Corp. and OR Royalties Inc. (incorporated by reference to Exhibit 6.19 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.20	Form of Pooling Agreement (Warrants) dated September 11, 2025 by and between Modern Mining Technology Corp. and Jeet Basi (incorporated by reference to Exhibit 6.20 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.21	Form of Pooling Agreement (Debentures) dated September 11, 2025 by and between Modern Mining Technology Corp. and Jeet Basi (incorporated by reference to Exhibit 6.21 to our Offering Statement on Form 1-A filed with the SEC on September 29, 2025)
6.22	Form of Consent to Additional Restrictions on Exercise of Warrants (incorporated by reference to Exhibit 6.22 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on July 10, 2026)
6.23 Ω	Amended and Restated Pooling Agreement (Warrants) dated May 11, 2026 by and between Modern Mining Technology Corp. and Jeet Basi (incorporated by reference to Exhibit 6.23 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on July 10, 2026)
6.24 Ω	Amended and Restated Pooling Agreement (Debentures) dated May 11, 2026 by and between Modern Mining Technology Corp. and Jeet Basi (incorporated by reference to Exhibit 6.24 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on July 10, 2026)
6.25 Ω	Pooling Agreement (Shares) dated May 11, 2026 by and between Modern Mining Technology Corp. and Jeet Basi (incorporated by reference to Exhibit 6.25 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on July 10, 2026)
6.26§Ω	Consulting Agreement between Modern Mining Technology Corp., SVK Metrix Inc. and Kuljit Basi, dated July 9, 2026 (incorporated by reference to Exhibit 6.26 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on July 10, 2026)
6.27§Ω	Consulting Agreement between Modern Mining Technology Corp. and Austin Thornberry, dated July 9, 2026 (incorporated by reference to Exhibit 6.27 to our Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on July 10, 2026)
8.1 Ω	Tri-Party Escrow Agreement between Modern Mining Technology Corp., Digital Offering, LLC and Enterprise Bank & Trust, dated November 13, 2025 as amended on September 4, 2026 (incorporated by reference to Exhibit 8.1 to our Current Report on Form 1-U filed with the SEC on September 11, 2026)

§	Indicates compensatory plan

Ω	Certain portions of this exhibit (indicated by “[****]”) have been omitted.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2026	MODERN MINING TECHNOLOGY CORP.

	By:	/s/ Kuljit Basi
	Name:	Kuljit (Jeet) Basi
	Title:	President, Chief Executive Officer
(Principal Executive Officer) and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kuljit Basi	President, Chief Executive Officer	September 24, 2026
Kuljit (Jeet) Basi	(Principal Executive Officer) and Director

/s/ Austin Thornberry	Chief Financial Officer (Principal Financial Officer and	September 24, 2026
Austin Thornberry	Principal Accounting Officer)